Form N-SAR,
Sub-Item 77Q1(a)
Copies of any material amendments
to the registrants charter
Nuveen Credit Strategies Income Fund,
 formerly known as Nuveen Multi-Strategy Income and Growth Fund 2
333- 105859
811-21333


On March 8, 2012, the Board of Trustees of the above-referenced
Fund approved an amendment to the Declaration of Trust of the Fund to change the name. Such Amendment was filed with the Commonwealth of Massachusetts, became effective April 2,
2012 and is attached hereto as Exhibit A.

On January 23, 2012, the advisory agreement between the Adviser
( Nuveen Fund Advisors, Inc. n/k/a Nuveen Fund Advisors,
LLC , formerly called Nuveen Asset Management) and the
Fund, was amended.  Such Agreement is attached as Exhibit B.

Also, on January 23, 2012, an amended sub-advisory agreement was entered into between the Adviser and Symphony Asset
Management Company LLC.  Such Agreement is attached as
Exhibit C.